Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2008

Mr. Michel de Rosen
President, Chief Executive Officer
ViroPharma, Incorporated
397 Engleview Boulevard
Exton, Pennsylvania, 19341

Re: ViroPharma, Incorporated
          Form 10-K for Fiscal Year Ended December 31, 2006
          Filed February 28, 2007
          Form 10-Q for the Period Ended September 30, 2007
          Filed October 31, 2007
          File No. 000-21699

Dear Mr. de Rosen:

        We have completed our review of your Forms 10-K and 10-   Q and have no
further comments at this time.

                                   Sincerely,

                                   Jim Atkinson
                                   Accounting Branch Chief